
13000426



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 2/22/13

DIVISION OF
CORPORATION FINANCE

February 27, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/27/13

Wayne A. Wirtz
AT&T Inc.
ww0118@att.com

Re: AT&T Inc.
Incoming letter dated February 22, 2013

Dear Mr. Wirtz:

This is in response to your letter dated February 22, 2013 concerning the shareholder proposal submitted to AT&T by the SNET Retirees Association, Inc. and Jane Banfield. We also have received a letter on the proponents' behalf dated February 26, 2013.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
conh@hitchlaw.com

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, NW • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

26 February 2013

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

By Electronic mail

Re: Shareholder proposal to AT&T Inc. from SNET Retirees Association, Inc. and Jane Banfield (available 21 February 2013; request for reconsideration filed 23 February 2013).

Dear Counsel:

In a stunning display of chutzpah, AT&T's letter of the 23rd complains that the Division did not address the Company's (i)(9) argument that the proponents' resolution conflicts with the statutorily required say-on-pay vote, even though AT&T never raised this issue until 42 days after the deadline in Rule 14a-8 and made no attempt to establish "good cause" for waiving the 80-day rule. Indeed, there can be no such "good cause" for such a tardy objection, since AT&T knows full well that say-on-pay votes are an annual event.

We addressed these points in our letter dated 30 January 2013, and our points there remain unanswered. AT&T's procedural deficiencies suffice to deny the requested relief.

Should the Division reach the merits, however, the alleged conflict is illusory because it rests on the same erroneous factual premise that undergirded the arguments as to which AT&T does *not* seek further consideration – namely, AT&T's claim that the items on which the proponents' resolution seek a vote are "identical" to the items contained in the say-on-pay resolution. *Reconsideration Letter at 2.* This is simply a repackaging of AT&T's (i)(3) and other (i)(9) argument, which sought to mischaracterize the resolution as extraordinarily far-reaching in scope, covering not just severance or termination packages, but also items such as accrued deferred compensation, pension and 401(k) benefits, etc. According to AT&T, the purported breadth of the resolution made the proposal vague and misleading and conflicted with the Company's anticipated Stock Purchase and Deferral Plan – arguments that the Division rejected in its 21 February 2013 determination.

More generally, the Division has rejected the contention that Rule 14a-8(i)(9) permits the exclusion of proposals relating to individual elements of executive compensation because a management say-on-pay proposal is also on the agenda. This interpretation began following enactment of the 2008 TARP legislation, as amended by section 7001 of the "economic stimulus" act of 2009, which states that a say-on-pay shareholder advisory vote shall not "be considered to restrict or limit the ability of shareholders to make proposals for inclusion in proxy materials related to executive compensation." 12 U.S.C. § 5221(e)(2).

To be sure, this law directly covers only those financial companies that received TARP money, but the Division has applied the logic to (i)(9) arguments involving non-TARP recipients. *Verizon Communications Inc.* (21 January 2010) (management's say-on-pay proposal does not permit exclusion to bar a shareholder proposal on thresholds for payout of performance-based equity awards). This is consistent with parallel decisions rejecting the invocation of the (i)(10) "substantially implemented" exclusion on the ground that the annual say-on-pay vote precludes proposals seeking a vote on individual elements on executive compensation. *See Whirlpool Corporation* (28 January 2011; *Navistar International Corporation* (4 January 2011); *accord General Electric Co.* (2 February 2011). See also *Verizon Communications Inc.* (18 January 2013) (denying no-action relief as to identical proposal).

Thank you for your consideration of these points. Please do not hesitate to contact me if you have any questions.

Very truly yours,

/s/
Cornish F. Hitchcock

cc: Paul Wilson, Esq.
Nancy Justice, Esq.



Wayne A. Wirtz
Associate General Counsel
Legal Department
208 S. Akard, Room 3024
Dallas, Texas 75202
(214) 757-3344
ww0118@att.com

1934 Act/Rule 14a-8

By e-mail: shareholderproposals@sec.gov

February 22, 2013

1934 Act/ Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc. 2013 Annual Meeting – SNET Retirees Stockholder Proposal

Ladies and Gentlemen:

This statement supplements AT&T's December 17, 2012, January 17, 2013, and January 28, 2013 correspondence under Rule 14a-8(j) regarding the omission of a stockholder proposal ("Proposal") from SNET Retirees Association, Inc. and Jane Banfield (the "Proponents") submitted for inclusion in AT&T's 2013 proxy materials.

We have now received the comments of Charles Lee on behalf of the Staff in correspondence dated February 21, 2013. We note that, among other things, Mr. Lee commented that the Staff did not agree that the Proposal conflicted with the Company's proposal seeking approval of the Stock Purchase and Deferral Plan, which would permit the omission of the proposal under Rule 14a-8(a)(9).

However, the Company also explained in its January 28, 2013, letter that the Proposal conflicted with its annual advisory vote on compensation, commonly referred to as "say on pay." We note that Mr. Lee provided no comment on that position. Has the Staff made a determination with regard to this argument? The argument is reproduced below for the convenience of the Staff.

The Proposal Conflicts with Advisory Vote on Compensation – Rule 14a-8(i)(9)

As noted above, Proponents claim on page 4 of their January 14 letter:

> *What the Board's Compensation Committee describes as adding up to the senior executive 'compensation package' is also identical to what shareholder are asked to vote on in the Advisory Vote on Executive Compensation in the same document. ... Proponents intend the same common sense meaning of 'compensation package' used by AT&T in 23 references in the past two Proxy Statements.*

Based on this acknowledgement, it is clear that the Proponents intend for the Proposal to act as a second Advisory Vote on Compensation. As they note, the Proposal calls for approval of the same compensation package as that in the Advisory Vote. AT&T has committed to include in its proxy materials an annual say-on-pay proposal allowing stockholders the opportunity to approve the compensation of its named executive officers as disclosed pursuant to Item 402 of Regulation S-K. As such, the stockholder vote called for by the Proposal would duplicate the vote in the Advisory Vote and would present stockholders with alternative and conflicting decisions on the same subject matter, which could lead to an inconsistent and ambiguous result.

Rule 14a-8(i)(9) provides that a stockholder proposal may be excluded if "the proposal directly conflicts with one of the company's own proposals to be submitted to stockholders at the same meeting." (See AT&T's description of how the Proposal would conflict with the approval of AT&T's deferral plan in its December 17, 2012, letter for relevant citations.) As such, the Proposal may be properly omitted under Rule 14a-8(i)(9).

Please let us have your determination on this point at your earliest convenience.

If you have any questions or need additional information, please contact me at (214) 757-3344.

Sincerely,



cc: Cornish Hitchcock (via e-mail: conh@hitchlaw.com)